UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[ X ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [   ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act

EFG Eurobank Ergasias S.A. ("EFG Eurobank")

(Name of Subject Company)

Not applicable

(Translation of Subject Company’s Name into English (if applicable))

Greece

(Jurisdiction of Subject Company’s Incorporation or Organization)

Alpha Bank A.E.

(Name of Person(s) Furnishing Form)

EFG Eurobank Ordinary Shares

American Depositary Shares, each representing one-half (1/2) of one ordinary share of EFG Eurobank

(Title of Class of Subject Securities)

EFG Eurobank Ordinary Shares: Not applicable
EFG Eurobank American Depositary Shares:  26844B100

(CUSIP Number of Class of Securities (if applicable))

Mr. Dimitrios Kostopoulos
Ms. Stella Staka
Investor Relations
Alpha Bank A.E.
40, Stadiou Street
Athens J3 10252
tel: 00302103264125/00302103264182

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Lorenzo Corte Skadden Arps Slate Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Telephone: 011 44 20 7519 7000	Scott V. Simpson Skadden Arps Slate Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Telephone: 011 44 20 7519 7000

August 29, 2011

(Date Tender Offer/Rights Offering Commenced)

TABLE OF CONTENTS

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Item 2. Information Legends

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

PART III—CONSENT TO SERVICE OF PROCESS

PART IV—SIGNATURES

Exhibit 99.1

Exhibit 99.2

Exhibit 99.3

Exhibit 99.4

Exhibit 99.5

Exhibit 99.6

Exhibit 99.7

Exhibit 99.8

Exhibit 99.9

Exhibit 99.10

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit
Number:	Description

Exhibit 99.1	Invitation to the Extraordinary Meeting of Shareholders to be held on October 24, 2011 ("EGM"), dated September 30, 2011

Exhibit 99.2	Number of Shares and Voting Rights

Exhibit 99.3	Draft resolutions

Exhibit 99.4	Summary of Draft Merger Agreement between Alpha Bank A.E. and EFG Eurobank Ergasias S.A.

Exhibit 99.5	Report to the Board of Directors according to Article 69 of Codified Law 2190/1920 (in connection with Item 2 on the EGM agenda)

Exhibit 99.6	Summary of the Fairness Opinion prepared by Ernst & Young (Hellas)

Exhibit 99.7	Report to the Board of Directors according to Article 13 of Codified Law 2190/1920 (in connection with Item 5 on the EGM agenda)

Exhibit 99.8	Declaration – Proxy for the Participation in the EGM

Item 2. Informational Legends

             The required legends have been included in a prominent portion of each of the informational documents.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit
Number:	Description

Exhibit 99.9	Press release: Alpha Bank and Eurobank EFG Forces to Create a Leading Bank in Greece and Southeastern Europe, dated September 29, 2011

Exhibit 99.10	Investor Presentation – Creating a Regional Leader, A Compelling Combination

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the “SEC”), Alpha is submitting to the SEC a written irrevocable consent and power of attorney on Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Mr. Dimitrios Kostopoulos
Name: Mr. Dimitrios Kostopoulos
Title: Assistant Manager, Investor Relations

By:	/s/ Ms. Stella Staka
Name: Ms. Stella Staka
Title: Investor Relations Officer, Investor Relations

Date: October 6, 2011